

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 9, 2007

Mr. David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413

      Re: Connecticut Water Service, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 16, 2007
            File No. 0-08084

Dear Mr. Benoit:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 18

1.   We note that beginning in 2007, you will record deferred revenues of $3.8 million a year, for a total of $4.8 million. Please provide us supplementally with the journal entries you plan to record during 2007 and the entries you plan record in 2008 when you begin receiving a portion of the $4.8 million. Please also explain your basis for these journal entries.

Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

2.   It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in other comprehensive income. Please tell us how the inclusion of the transition adjustment in other comprehensive income complies with paragraph A7 of SFAS 158.

Note 1: Summary of Significant Accounting Policies, page F-7

Revenues, page F-7

3.   Please revise your disclosure to include revenue recognition polices for your real estate transactions segment and your services and rentals segment. In addition, please clarify the point in time revenues from water customers are recognized. For example, we infer that metered customers revenue is recognized as water is used. It is not clear when revenue is recognized for fire protection customers. Finally, you may want to clarify your discussion of unbilled revenues to state the point in time such accrued revenues are "earned".

Customers" Advances For Construction, Contributed Plant and Contributions In Aid of Construction, page F-8

4.   Please supplementally explain the rate treatment difference between advances from developers and others for main related expenditures that will be refunded, versus plant additions that are financed by a developer and are excluded from the rate base and the cost of service component of your revenue requirements. In this regard, explain the mechanics by which refunds to the developer for advances are made as services are connected to the main including who receives the refunds. An example of a typical situation may be helpful. Finally explain to us how

"Non-cash Contributed Plant" is reflected in the general ledger. It appears such plant is recorded in Utility Plant then removed via contra-account.

Note 3: Sale of BARLACO Assets, page F-11

5.   We note your presentation of the $980,000 gain resulting from the sale of the BARLACO land in the line item gain/(loss) on property transactions, which is classified in continuing operations. We further note your disclosure on page F-28 that you classified the gain from this sale in continuing operations because this was a separate real estate transaction and because BARLACO, Inc. was initially formed with the sold purpose of selling land. We understand that the sale of The Barnstable Water Company assets in 2005 and provision for the bargain sale purchase for all the land owned by BARLACO for $1,000,000 were all one agreement and appear to be one transaction. Please tell us why you believe the sale of BARLACO land does not meet the criteria for discontinued operations as part of the discontinued operations presented for the sale of the Barnstable Water Company assets. Further, please specifically address why BARLACO does not meet the criteria in paragraphs 41 and 42 of SFAS 144. Finally tell us the regulatory treatment of the gain on sale of land and assets, respectively and whether any portion of such gain had to be flowed back to ratepayers. We may have further comment.

Note 7: Fair value of Financial Instruments, page F-15

6.   Explain to us the rate treatment of any gain or loss from interest rate swaps. If such gains or losses are not included in the computation of rates, please explain in detail how you believe you meet the criteria in paragraph 5.b of SFAS 71. In this regard, based upon your gain recognition of assets and land sales and your apparent retention of the favorable ruling from the IRS, please help us understand how your rates are designed with respect to costs as well as revenues. We may have further comment.

Note 13: Pension and Other Post-Retirement Employee Benefits (PBOP), page F-19

7.   Please supplementally advise in detail the method by which pension and other post-retirement benefits are included in rates. Please be detailed in your discussion. In this regard, it is unclear as to whether you are recovering your SFAS 87 costs in your most recent rate case. Finally, please tell us how the January 2007 rate decision impacted your decision to create a regulatory asset for the SFAS 158 adoption. We may have further comment.

Note 14: Stock Based Compensation Plans, page F-23

8.   Please tell us how you treat dividends on restricted stock grants during the period
        in which the shares are restricted. Tell us whether the employee is entitled to
        dividends on restricted stock even in the event the shares are ultimately forfeited.

Exhibits 31.1 and 31.2

9.   Please confirm to us that the inclusion of the titles of the Chief Executive Officer
        and Chief Financial Officer in the introductory paragraphs was not intended to
        limit the capacity in which such individuals provided the certifications. In future
        filings please omit the titles in the introductory paragraph to conform to the
        format provided in Item 601(b)(31)(i) of Regulation S-K. Also refer to Question
        11 of the Staff's Frequently Asked Questions regarding the Sarbanes-Oxley Act
        of 2002 issued in November 2002 and available on our website at www.sec.gov.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323. Any other questions regarding disclosure issues may be directed to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant